Exhibit 8

March 9, 2007

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, South Carolina 29577

Re:	Registration Statement on Form S-4 (the “Registration Statement”) with respect to shares to be issued pursuant to the Agreement and Plan of Merger, dated as of December 20, 2006 (the “Merger Agreement”), by and between BB&T Corporation, a North Carolina corporation having its principal office at Winston-Salem, North Carolina (“BB&T”), and Coastal Financial Corporation, a unitary thrift holding company incorporated in Delaware, having its principal place of business in Myrtle Beach, South Carolina (“Coastal Financial”).

Ladies and Gentlemen:

We have acted as special tax counsel to BB&T in connection with the proposed merger (the “Merger”) of Coastal Financial with and into BB&T pursuant to the Merger Agreement. This opinion is provided pursuant to the requirements of Item 21(a) of Form S-4 and Item 601(b)(8) of Regulation S-K. All capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

In the Merger, Coastal Financial will merge with and into BB&T in accordance with the applicable provisions of North Carolina and Delaware law, and each outstanding share of CFC Common Stock (its only class of stock outstanding as of the Effective Time) is to be converted into .385 shares of BB&T Common Stock, subject to adjustment pursuant to Section 3.05 of the Merger Agreement. Also, cash will be paid in lieu of the issuance of fractional shares of BB&T Common Stock.

In giving this opinion we have reviewed, and with your permission we have relied upon, the representations and warranties contained in and the facts described in the Merger Agreement, the Registration Statement, and the certificates dated March 9, 2007 in which an officer of Coastal Financial and an officer of BB&T make certain representations on behalf of Coastal Financial and BB&T, respectively, regarding the Merger (the “Tax Certificates”).

In giving this opinion, we have with your permission assumed that the statements in the Tax Certificates are true, correct and complete as of the date of this opinion, and any representation or statement made “to the best of knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person or entity has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We also assume that (a) the Merger will be consummated in accordance with the Merger Agreement, (b) the only outstanding stock (as that term is used in Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”)) of Coastal Financial, as of the Effective Time, is the CFC Common Stock, and (c) the stock ownership attribution rules of Code Section 318 do not apply. No ruling has been or will be sought from the Internal Revenue Service as to the federal tax consequences of the Merger.

Based on the foregoing, and subject to the limitations herein, we are of the opinion that under existing law, upon consummation of the Merger in accordance with the Merger Agreement, for federal income tax purposes:

(1) The Merger will constitute a “reorganization” within the meaning of Code Section 368(a).

(2) Each of BB&T and Coastal Financial will be a party to that reorganization within the meaning of Code Section 368(b).

(3) No gain or loss will be recognized by BB&T or Coastal Financial by reason of the Merger, except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations.

(4) The shareholders of Coastal Financial who receive solely BB&T common stock in exchange for their CFC Common Stock will recognize no gain or loss for federal income tax purposes.

(5) A shareholder of Coastal Financial who receives cash instead of a fractional share of BB&T common stock will recognize income, gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share.

(6) The aggregate tax basis of the BB&T Common Stock received by a Coastal Financial shareholder (including any fractional share interest deemed received and redeemed) will be the same as the aggregate tax basis of the CFC Common Stock surrendered in the exchange.

(7) The holding period for BB&T Common Stock received (including any fractional share interest deemed received and redeemed) in exchange for shares of CFC Common Stock will include the period during which the shareholder held the shares of CFC Common Stock surrendered in exchange therefore.

We express no opinion as to the laws of any jurisdiction other than the United States of America. Further, our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied. The opinions stated with respect to shares of CFC Common Stock do not apply to any stock rights, warrants or options to acquire CFC Common Stock. The opinions stated as to Coastal Financial shareholders are general in nature and do not necessarily apply to any particular Coastal Financial shareholder, and, for example, may not apply to shareholders who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax-exempt organizations; or to persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), who are subject to the alternative minimum tax (to the extent that tax affects the tax consequences), who elect to apply a mark-to-market method of accounting, who or are subject to the “golden parachute” provisions of the Code (to the extent that tax affects the tax consequences); or to shareholders who acquired CFC Common Stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a “hedge,” “constructive sale,” “straddle” or “conversion or other integrated transaction.”

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind. Changes to the Code or in regulations or rulings thereunder, or changes by the courts in the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinions expressed herein. This opinion is rendered based upon applicable laws, rules and regulations as in effect on the date hereof, and we assume no duty or responsibility to inform you of any changes hereafter in our opinion due to any change hereafter in such laws, rules or regulations. Any material defect in any assumption or representation on which we have relied would adversely affect our opinion.

We furnish this opinion to you solely to support the discussion set forth under the headings “SUMMARY — You Generally Will Not Be Subject to Federal Income Tax on Shares Received in the Merger,” and “THE MERGER — Material Federal Income Tax Consequences of the Merger” in the Registration Statement, and we do not consent to its use for any other purpose. We hereby consent to be named in the Registration Statement under the foregoing headings and to the filing of a copy of this opinion as Exhibit 8 to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company

/s/ Womble Carlyle Sandridge & Rice, PLLC